SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 20 November 2008

Commission File Number: 001-14958

National Grid plc
(Translation of registrant’s name into English)
1-3 Strand, London
WC2N 5EH, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F: ☑   Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

National Grid plc
     This Form 6-K is incorporated by reference into the registration statement of National Grid plc (“National Grid”) filed with the Securities and Exchange Commission on June 28, 2006 (File No. 333-135407). Upon the filing of National Grid’s Annual Report on Form 20-F for the year ended March 31, 2009, this Form 6-K shall cease to be so incorporated.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc
Date: November 20, 2008	By:	/s/ David C. Forward
		Name:	David C. Forward
		Title:	Assistant Secretary

ANNEX 1 — SUMMARY
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a — 16 or 15d —16 of
The Securities Exchange Act of 1934
Announcement sent to the London Stock Exchange on 20 November 2008
National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:
‘National Grid plc — Half Year Report and Half Year Financial Information for the six months ended 30 September 2008’

20 November 2008
National Grid plc
Half year report for the six months ended 30 September 2008 (unaudited)
HIGHLIGHTS
•	Outlook for 2008/09 positive, performing in line with our expectations

•	Good first half performance
•	Operating profit† up 4%

•	£934m of operating cash flow‡
•	8% increase in the interim dividend

•	Delivering on strategy
•	Good regulatory progress in the US

•	Share repurchase programme for 2008/09 complete — £594m returned to shareholders

•	Capital investment of £1.6bn, strong investment pipeline for organic growth

•	Strong financial position, with growing annual operating cash flows
FINANCIAL RESULTS FOR CONTINUING OPERATIONS

	Six months ended 30 September
(£m, at actual exchange rate)	2008	2007	% change

Business performance†
Operating profit	1,079	1,039	4
Pre-tax profit	558	757	(26)
Earnings	431	528	(18)
Earnings per share	17.4p	19.8p	(12)

Statutory results
Operating profit	943	1,187	(21)
Pre-tax profit	564	917	(38)
Earnings	406	783	(48)
Earnings per share	16.4p	29.4p	(44)

Dividend per share	12.64p	11.70p	8

Steve Holliday, Chief Executive, said:
“We have delivered a good operating and financial performance this period. Our first half earnings reflect the seasonality of the former KeySpan businesses and we remain on track to deliver in line with our expectations for the full year.
“National Grid is well positioned to deliver low risk, organic growth. We have a strong investment pipeline that we continue to fund successfully, and a secure, progressive, dividend policy. We remain focused on executing our strategy and have made good progress in this period, benefiting both shareholders and customers.”

† Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items, remeasurements and stranded cost recoveries. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Stranded cost recoveries are costs associated with historic generation investment and related contractual commitments that were not recovered through the sale of those investments - these recoveries end in 2011. Further details are provided in Note 3 on page 18. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 11.
‡ Statutory pre-tax cash flows generated from continuing operations.

National Grid
2008/09 Half Year Report

CHIEF EXECUTIVE’S REVIEW
National Grid has continued to deliver its strategy on all fronts. We have again delivered a good operating performance with our financial results now reflecting a full first half including the former KeySpan businesses. Our outlook for the year is positive, and we are performing in line with our expectations.
During the period we completed our programme of planned disposals, with the sale of the Ravenswood generating station in New York City to TransCanada for $2.9bn in cash, closing on 26 August — well within the three year period allowed by the New York Public Service Commission (NYPSC). This sale price was significantly ahead of market expectations and rapidly crystallised shareholder value following the completion of the KeySpan acquisition.
We are making good progress with the implementation of our global operating model, and are already seeing improvements in customer service and reliability. We also maintain our continual focus on improving our safety and environmental performance. Over time, we expect that this approach to running our business will create significant shareholder value. We are on track to achieve our target of $100m of KeySpan synergy savings by March 2009, announced following the completion of the acquisition in August 2007 — at the end of September we had delivered savings at a run rate of $56m.
Investment
Our organic investment pipeline remains strong. In the UK electricity and gas markets, investment is being driven by changes in sources of gas supply and electricity generation, and the need for asset replacement. In the US electricity and gas markets, investment is being driven by customer additions, the need for asset replacement, and the emerging need for renewable generation and system reinforcement.
In the first half we invested £1.6bn, in line with our plans to invest around £3.2bn for the year, which we project will grow our UK regulatory asset base by over 6% and our US rate base this year by around 4%§. This will earn returns above our cost of capital, and grow our future earnings. Our plans over the medium term to invest a total of around £3bn per year remain on track, and this investment is expected to be financed from internal cash flow and borrowings, but will only be made when we have regulatory certainty that it will deliver appropriate returns.
Financing
Our financial position remains strong. Our business generates strong and growing cash flows**, over £3.1bn on average over each of the last three years, the majority of which is backed by our 20 main regulatory agreements with the remainder underpinned by long-term contracts. Over the nine months to 30 September 2008, we have raised the equivalent of around £3bn†† of long term debt.
Our financial position is backed by around £3bn of committed bank facilities which more than cover our projected financing needs for the remainder of this and much of the next financial year. We maintain five debt shelves across National Grid, enabling swift execution, and on an opportunistic basis we have utilised these to access the long term markets — since 30 September 2008, we have raised an additional £141m of long term debt.

§ Representing growth in our US rate base excluding stranded assets.
** Statutory pre-tax cash flows generated from continuing operations.
†† National Grid issues debt in a variety of currencies, which are subsequently swapped into £ sterling or $US. Non-sterling debt included in the £ sterling total is converted at the exchange rates prevailing at 30 September 2008.

National Grid
2008/09 Half Year Report

Regulation
In March, Ofgem announced a review into the regulatory approach for energy networks in the UK, the ‘RPI-X @ 20’ project. We believe that this review affords an opportunity to deliver a stable and reliable regulatory framework that meets the challenges of climate change and security of supply, and encourages the necessary investment. Steve Holliday has been appointed as a member of Ofgem’s ‘RPI-X @ 20’ Advisory Panel, and we look forward to working closely with Ofgem through this review.
In the US we have made good progress, with positive outcomes in a number of recent regulatory decisions. We have established a plan that responds to the changing regulatory and policy agenda, and significantly increases our regulatory engagement over the coming years. In our upstate New York business, we have secured positive decisions from the New York Public Service Commission (NYPSC) on two key issues:
•	Agreement on the recovery principles for the 2008 portion of our five year capital investment plans

•	Approval of our upstate New York gas energy efficiency programmes for this winter.
Our upstate New York, Rhode Island, and New Hampshire gas rate cases are following the normal evidence and hearings processes as scheduled. We are updating our evidence and analysis to reflect the implications of the current debt markets and cost of capital conditions to ensure that regulatory policy makers are knowledgeable before taking decisions in each case. We expect new rates to be implemented in these businesses in the first half of 2009.
In Massachusetts, we filed in August with the Massachusetts Department of Public Utilities, a ‘notice of intent’ setting out our plans to file a new electricity distribution rate case during summer 2009; and a new gas distribution rate case during spring 2010.
DIVIDEND AND SHARE REPURCHASE
We are confident in our positive outlook for the year and reflecting this, the Board has approved an 8% increase in the interim dividend to 12.64p per ordinary share ($0.9476 per American Depositary Share). This is in line with our policy to target growth in dividends per ordinary share (expressed in sterling) by 8% in each of the four financial years through to 31 March 2012. The interim dividend is to be paid on 21 January 2009 to shareholders on the register as at 5 December 2008.
We have completed the return of £1.8bn of proceeds from the sale of our Wireless business, and the US stranded asset post-tax cash flows for 2008/09. Since 1 April 2008, we have repurchased 85.5m shares at a value of £594m.
OUTLOOK
Current performance remains in line with our expectations and our outlook for the year remains positive. We continue to expect a good performance across the portfolio of our businesses, including higher second half profits in our Non-Regulated businesses offsetting timing issues in Electricity Distribution and Generation. Net interest charges are expected to be higher in 2008/09 reflecting a full year of ownership of KeySpan, compared to only seven months last year, and our full year effective tax rate is expected to be around 28%, lower than the prior year, mainly due to the reduction in the UK corporation tax rate.
Overall we are well positioned to deliver another year of solid performance, supporting our progressive dividend policy.

National Grid
2008/09 Half Year Report

BASIS OF PRESENTATION
Unless otherwise stated, all financial commentaries are given on a business performance basis at actual exchange rates. Business performance represents the results for continuing operations before exceptional items, mark-to-market remeasurements of commodity contracts and financial instruments that are held for economic hedging purposes but did not achieve hedge accounting, and US stranded cost recoveries. Commentary provided in respect of results after exceptional items, mark-to-market remeasurements and US stranded cost recoveries is described as ‘statutory’.
REVIEW OF RESULTS AND FINANCIAL POSITION
Operating profit was £1,079m, up 4% on the prior period (up 2% on a constant currency basis‡‡). This was primarily driven by a strong result in our Gas Distribution business, despite our US gas revenues being significantly weighted to the second half of the year.
Net finance costs were £524m, 86% higher than the prior period, reflecting an additional five months of interest charges relating to the acquisition of KeySpan, which increased average net debt levels and reduced interest income as cash held on deposit in the same period last year was utilised in the transaction. As expected, this, together with the strongly seasonal nature of the former KeySpan gas business, has resulted in a period on period negative impact on profit before tax, earnings, and earnings per share. Due to the timing of the acquisition, this negative variance is a feature of this period only; it will be less evident at the full-year, and will not feature in future first half to first half comparisons. Profit before tax was down 26% to £558m. The tax charge on profit was £125m, £102m lower than the prior period, with the first half tax charge calculation under IAS34 reflecting the geographical and seasonal split of our earnings. For the full year we expect our effective tax rate to be around 28%. Earnings were down 18% on the prior period at £431m. Earnings per share decreased 12% from 19.8p in the first half last year to 17.4p.
Exceptional items and remeasurements for continuing operations decreased statutory earnings by £118m after tax. Stranded cost recoveries, after tax, added £93m to earnings. After these items and minority interests, statutory earnings for continuing operations attributable to shareholders were £406m – statutory basic earnings per share from continuing operations were 16.4p. Profit from discontinued operations was £17m after exceptional items and remeasurements, leading to statutory basic earnings per share of 17.0p.
Statutory pre-tax cash flows from continuing operations were £934m.
Organic investment in our continuing businesses was £1.6bn, in line with our plans for the year.
Our net debt rose to £19.8bn at 30 September 2008 compared with £17.6bn at 31 March 2008, reflecting increased net finance costs associated with the acquisition of KeySpan, capital investment, the return of £594m through our share repurchase programme, proceeds from the $2.9bn sale of our Ravenswood generating station in New York City, and non-cash movements relating to changes in US$ exchange rates§§.
Further information about our principal risks and uncertainties for the next six months of the financial year is provided in Note 16 on page 26.

‡‡ ‘Constant currency basis’ refers to the reporting of the actual results against the prior period results which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the six months ended 30 September 2008, which was $1.92 to £1.00. The average rate for the six months ended 30 September 2007 was $2.02 to £1.00.
§§ Non-cash movements relating to changes in US$ exchange rates reflects the reporting of US$ denominated debt using the closing US$ exchange rate at 30 September 2008, which was $1.78 to £1.00. The closing rate at 31 March 2008 was $1.98 to £1.00.

National Grid
2008/09 Half Year Report

REVIEW OF TRANSMISSION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2008	2007	% change

Revenue and other operating income	1,975	1,545	28
Operating costs	(1,188)	(765)	55
Depreciation and amortisation	(196)	(206)	(5)
Operating profit – actual exchange rate	591	574	3
Operating profit – constant currency	591	578	2

Operating profit by geographical segment	Six months ended 30 September
(£m, at constant currency)	2008	2007	% change

UK	508	501	1
US	83	77	8
Operating profit	591	578	2

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2008	2007	% change

UK	684	826	(17)
US	72	44	64
Capital investment	756	870	(13)

Transmission delivered a 3% increase in operating profit to £591m. We are performing well in the second year of our UK five-year regulatory price control, which allows baseline revenue increases of RPI+2% and RPI in our electricity and gas transmission owner activities respectively. While these allowances will be a significant driver of operating profit for the year, in the first half, operating profit from our UK regulated activities was £11m lower than the prior period – mainly reflecting changes to our gas transmission billing profile which now biases revenue towards the second half. Our French interconnector had a very strong first half, with higher than normal demand for capacity increasing operating profit by £24m – we do not expect to repeat such a strong performance in the second half. The period on period movement in exchange rates had a £4m positive benefit on operating profit.
Capital investment in Transmission decreased by 13% on the prior period to £756m, following the completion of our 316km South Wales gas transmission pipeline project in January. However, we have continued to increase investment in our US transmission networks.
In July, the New York PSC agreed that the 2008 portion of our $1.47bn five year investment plans qualified for partial recovery under our ‘deferral account’ – we expect to make further filings for partial recovery of investment in each of the next three years, recovering the balance as part of our next rate plan from January 2012 at the latest. Around one third of this investment is in transmission assets.
On 17 November, the Federal Energy Regulatory Commission (FERC) approved a package of incentives in relation to the New England East-West Solution (NEEWS) project – a series of inter-related transmission upgrades in Connecticut, Massachusetts and Rhode Island. We expect that our investment in the NEEWS project will total around $650m over the medium term, and will earn an enhanced FERC return on equity of 12.89%.

National Grid
2008/09 Half Year Report

REVIEW OF GAS DISTRIBUTION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2008	2007	% change

Revenue and other operating income	1,863	849	119
Operating costs	(1,432)	(569)	152
Depreciation and amortisation	(157)	(114)	38
Operating profit – actual exchange rate	274	166	65
Operating profit – constant currency	274	166	65

Operating profit by geographical segment	Six months ended 30 September
(£m, at constant currency)	2008	2007	% change

UK	264	167	58
US	10	(1)	–
Operating profit	274	166	65

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2008	2007	% change

UK capex	72	74	(3)
UK repex	207	177	17
US	170	48	254
Capital investment	449	299	50

Following the acquisition of KeySpan on 24 August 2007, our Gas Distribution business has almost doubled in size. The profitability of our US gas networks, including the former KeySpan gas businesses, is now heavily weighted to the second half of the year, reflecting the highly seasonal nature of those operations. In the six months to 30 September 2008, operating profit from Gas Distribution was £274m, up £108m, mainly as a result of the implementation of new regulatory agreements in the UK and US. These comprised:
•	Our new UK five year price control, which came into effect on 1 April 2008. This provided for an above inflation increase in allowed revenue for the year. It also included changes to our pricing formula, which removed any dependency on delivery volumes, and results in a greater proportion of our allowed revenue being collected in the first half
•	Our new gas rate plans in down-state New York, which came into effect on 1 January 2008.
Due to the geographical split of operating profit in the first half last year, the period on period movement in exchange rates had no impact on operating profit in this business.
During the period, together with our gas distribution alliance partnerships in the UK, we have replaced around 1,000km of gas mains, resulting in total replacement expenditure (repex) of £207m. In our US operations, we have an additional five months of investment from the former KeySpan gas businesses in customer connections and network infrastructure projects, which together with new infrastructure in the UK, resulted in total capital expenditure (including repex) of £449m.
Our upstate New York, Rhode Island, and New Hampshire gas rate cases are progressing as expected. Following the normal hearings processes and subsequent decisions we expect new rates to be implemented in these businesses by late spring. In August, the New Hampshire Public Utilities Commission approved a temporary rate increase, ahead of a final agreement, which is expected by the spring – final rates will be implemented shortly thereafter. Also in August, we filed with the Massachusetts Department of Public Utilities a ‘notice of intent’ setting out our plans to file a new consolidated gas distribution rate case during spring 2010 – in this rate case we intend to make a consolidated filing, combining our Boston, Colonial and Essex gas businesses into a single rate plan, greatly simplifying and improving the transparency of our Massachusetts gas regulatory arrangements. In September, the NYPSC approved our gas energy efficiency programmes for upstate New York, these programmes began on 1 October 2008, ahead of the winter heating season.

National Grid
2008/09 Half Year Report

REVIEW OF ELECTRICITY DISTRIBUTION AND GENERATION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2008	2007	% change

Revenue and other operating income*	1,854	1,446	28
Operating costs	(1,639)	(1,183)	39
Depreciation and amortisation	(86)	(67)	28
Operating profit – actual exchange rate	129	196	(34)
Operating profit – constant currency	129	206	(37)

Operating profit by principal activities	Six months ended 30 September
(£m, at constant currency)	2008	2007	% change

Electricity distribution	109	199	(45)
Long Island transmission and distribution services	7	5	-
Long Island generation	13	2	-
Operating profit	129	206	(37)

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2008	2007	% change

Electricity distribution	130	114	14
Long Island generation	13	1	-
Capital investment	143	115	24

* Excludes revenue from stranded cost recoveries.
During the period, operating profit from Electricity Distribution and Generation decreased by 34% to £129m. As expected, the main factors affecting results were:
•	The timing of rate adjustments for pass-through costs, which had a net £38m negative impact on results. Under-collected amounts will be recovered through rates in future periods

•	A non-cash one-off item relating to historic transmission charges, which impacted results by £15m.
We expect that both these items will continue to be major factors at the full year, resulting in operating profit lower than in 2007/08. Service quality penalties, mainly relating to system reliability in upstate New York in 2007, reduced operating profit by £7m – however, this year to date we have delivered a significant improvement in our upstate New York system reliability performance, consistently beating our historic average. Higher bad debts reduced operating profit by £7m compared to the prior period, and other items further impacted operating profit by £10m – these included higher storm costs and costs associated with our increased investment programme, which more than offset a positive contribution from our generation and transmission and distribution services activities on Long Island. Period on period movement in exchange rates benefited operating profit by £10m.
We have made good regulatory progress during the period, with positive outcomes in a number of areas. In July, the New York PSC took positive steps in supporting our five year capital investment plans, agreeing in principle that the 2008 portion qualified for partial recovery under our ‘deferral account’. We expect to make further filings for partial recovery of investment in each of the next three years, recovering the balance as part of our next rate plan from January 2012 at the latest.
In Massachusetts we have made two filings with the Massachusetts Department of Public Utilities (MA DPU), in response to the new Massachusetts state energy bill which passed into law in July:
•	In August we filed to expand our existing energy efficiency programme – offering us the opportunity to earn additional incentives, while helping our customers make savings on their energy bills

•
In October, we filed our plans to develop and own 5MW of new solar generation, the first utility in the state to do so. In the coming months we expect to expand our programme up to 50MW – this offers an additional opportunity for growth and is a natural extension of our existing renewable energy and energy efficiency programmes.

Also in August, we filed with the MA DPU a ‘notice of intent’ setting out our plans to file a new electricity distribution rate case during summer 2009.

National Grid
2008/09 Half Year Report

REVIEW OF NON-REGULATED AND OTHER ACTIVITIES

Summary results	Six months ended 30 September
(£m)	2008	2007	% change

Revenue and other operating income	356	382	(7)
Operating costs	(194)	(201)	(3)
Depreciation and amortisation	(77)	(78)	(1)
Operating profit	85	103	(17)

Operating profit by principal activities	Six months ended 30 September
(£m, at actual exchange rate)	2008	2007	% change

Metering	76	60	27
Grain LNG	4	6	(33)
Property	24	62	(61)
Sub-total operating profit	104	128	(19)
Corporate and other activities	(19)	(25)	(24)
Operating profit	85	103	(17)

Capital investment*	Six months ended 30 September
(£m, at actual exchange rate)	2008	2007	% change

Metering	76	72	6
Grain LNG	122	97	26
Property	3	5	(40)
Other	43	7	-
Capital investment	244	181	35

* Excludes investment in joint ventures.
Operating profit from our Non-regulated and other activities was 17% lower than the prior period at £85m. This reduction was mainly driven by sales in our land and property business, which reported an unusual bias towards first half sales last year – this year we expect sales will be biased towards the second half.
Metering operating profit was up £16m at £76m, mainly driven by lower costs and depreciation charges. During the period, capital investment in this business was £76m, with around 300,000 new meters installed. In February 2008, the Gas and Electricity Markets Authority’s (GEMA) issued a decision that National Grid has infringed the Competition Act in relation to a number of domestic metering contracts entered into with gas suppliers in 2004. We are convinced that the contracts do not infringe competition law and that the fine is wholly inappropriate. In April 2008, we issued a notice of appeal, and the case is listed to be heard by the Competition Appeal Tribunal in January.
Our Grain LNG business delivered an operating profit of £4m in the period. During the period capital investment in this business increased by 26% to £122m, mainly reflecting the construction of our Phase II capacity extension, which completed in October. We are now in the process of commissioning Phase II and are on track to be available for commercial operations ahead of the winter. Phase III construction commenced in July and is planned to complete in 2010. This will add a further LNG tank and a second unloading jetty, increasing the total annual capacity of the terminal to around 15 million tonnes, representing around 20% of total UK gas demand. These investments are underpinned by long-term, take-or-pay contracts, which guarantee an index linked revenue stream.

National Grid
2008/09 Half Year Report

PRO FORMA FINANCIAL RESULTS FOR CONTINUING OPERATIONS
On 24 August 2007, we completed the acquisition of KeySpan, significantly growing our footprint in North America and positioning National Grid as the second largest energy delivery company in the US (by number of customers).
To provide a transparent view of the continuing underlying first half performance in our business, we have provided comparative results in the table below that illustrate the impact of the KeySpan acquisition as if it had completed on 1 April 2007.
These adjustments are included for illustrative purposes only. They are prepared on a business performance basis, representing the results for continuing operations before exceptional items, remeasurements, and US stranded cost recoveries. The pro forma adjustments include amounts to increase net finance costs to reflect the finalisation of the acquisition fair value exercise on KeySpan. In addition, the taxation adjustment reflects the Group’s pro forma effective tax rate based on the geographical weighting of earnings during the six month period.

		Six months ended 30 September
Business performance	2007		2007	2008
(£m, at actual exchange rate)	actual	adjustment	pro forma	actual

Transmission	574	-	574	591
Gas Distribution	166	+4	170	274
Electricity Distribution & Generation	196	+19	215	129
Non-regulated & other activities	103	+7	110	85
Operating profit	1,039	+30	1,069	1,079

Net finance costs	(282)	(162)	(444)	(524)
Share of post-tax joint ventures	-	+3	3	3
Pre-tax profit	757	(129)	628	558

Taxation	(227)	+49	(178)	(125)
Minority interests	(2)	-	(2)	(2)
Earnings	528	(80)	448	431

Earnings per share	19.8p	(3.0)p	16.8p	17.4p

On a pro forma basis, first half operating profit would have been £30m higher in 2007/08 than actually reported had KeySpan been acquired on 1 April 2007. The main adjustments are in our Gas Distribution and Electricity Distribution and Generation lines of business, reflecting an additional five months of operations during the summer. In KeySpan’s gas businesses, a seasonal bias towards the winter heating period results in significantly lower revenue recovery during the summer, which only marginally offsets the operating costs incurred during those months; this would have resulted in 2007/08 Gas Distribution operating profit being £4m higher on a pro forma basis, than actually reported. Including the Long Island generation assets and transmission and distribution services activities, Electricity Distribution and Generation operating profit would have been £19m higher on a pro forma basis, than actually reported. No adjustments have been made in respect of the sale of the Ravenswood generating station in New York City, as this plant has been classified within discontinued operations since the completion of the acquisition.
Actual first half results for 2007/08 reflect one month of net finance costs associated with KeySpan related debt, together with interest income from cash held on deposit due to the pre-funding of the acquisition. An additional five months of acquisition related debt and the absence of the interest income would together have resulted in 2007/08 first half net finance costs being £162m higher on a pro forma basis. The first half tax charge on a pro forma basis would have been £49m lower than actually reported, reflecting the net pro forma reduction in profit before tax at the US marginal tax rate.
Together with other minor movements, these factors would have resulted in 2007/08 first half earnings per share being 3.0p lower than actually reported, at 16.8p on a pro forma basis.

National Grid
2008/09 Half Year Report

CONTACTS
National Grid:

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
George Laskaris	+1 718 403 2526	+1 917 375 0989(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973447(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)
Chris Mostyn	+1 718 403 2747	+1 347 702 3740(m)

Brunswick: Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)
An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 9:15am (UK time) today.
Live telephone coverage of the analyst presentation - password ‘National Grid’

UK dial in number	+44 (0) 203 023 4488	US dial in number	+1 866 966 5335
Telephone replay of the analyst presentation (available until 20 December 2008)

Dial in number	+44 (0) 208 196 1998	Account number	682162#
A live web cast of the presentation will also be available at www.nationalgrid.com.
Photographs are available on www.newscast.co.uk.
You can view or download copies of our latest Annual Report or the Annual Review from our website at www.nationalgrid.com/corporate/Investor+Relations/ or request a free printed copy by contacting investor.relations@ngrid.com.
CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, National Grid’s results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced or recently completed acquisitions with National Grid’s existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of National Grid’s non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in its most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

National Grid
2008/09 Half Year Financial Information

CONSOLIDATED INCOME STATEMENT		2008	2007*	Year ended
for the six months ended 30 September				31 March
				2008**
	Notes	£m	£m	£m
Revenue	2a	6,072	4,260	11,423
Other operating income		29	52	75
Operating costs		(5,158)	(3,125)	(8,534)

Operating profit
- Before exceptional items, remeasurements and stranded cost recoveries	2b	1,079	1,039	2,595
- Exceptional items, remeasurements and stranded cost recoveries	3	(136)	148	369
Total operating profit	2c	943	1,187	2,964

Interest income and similar income	4	640	663	1,275
Interest expense and other finance costs
- Before exceptional items and remeasurements		(1,164)	(945)	(2,045)
- Exceptional items and remeasurements	3	142	12	(16)
	4	(1,022)	(933)	(2,061)

Share of post-tax results of joint ventures and associates		3	-	4

Profit before taxation
- Before exceptional items, remeasurements and stranded cost recoveries		558	757	1,829
- Exceptional items, remeasurements and stranded cost recoveries	3	6	160	353
Total profit before taxation		564	917	2,182
Taxation
- Before exceptional items, remeasurements and stranded cost recoveries	5	(125)	(227)	(579)
- Exceptional items, remeasurements and stranded cost recoveries	3	(31)	95	(28)
Total taxation		(156)	(132)	(607)

Profit from continuing operations after taxation
- Before exceptional items, remeasurements and stranded cost recoveries		433	530	1,250
- Exceptional items, remeasurements and stranded cost recoveries	3	(25)	255	325
Profit for the period from continuing operations		408	785	1,575
Profit for the period from discontinued operations
- Before exceptional items and remeasurements	6	6	21	28
- Exceptional items and remeasurements	6	11	1,592	1,590
		17	1,613	1,618

Profit for the period		425	2,398	3,193

Attributable to:
- Equity shareholders of the parent		423	2,396	3,190
- Minority interests		2	2	3

		425	2,398	3,193

Earnings per share from continuing operations
- Basic	7a	16.4p	29.4p	60.3p
- Diluted	7b	16.3p	29.2p	59.9p

Earnings per share
- Basic	7a	17.0p	90.0p	122.3p
- Diluted	7b	16.9p	89.4p	121.6p

Dividends per ordinary share: paid during the period	8	21.30p	17.80p	29.50p
Dividends per ordinary share: approved or proposed to be paid		12.64p	11.70p	33.00p

* 30 September 2007 comparatives have been adjusted to present items on a basis consistent with the current period classification (see note 1b)
** 31 March 2008 comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)

National Grid
2008/09 Half Year Financial Information

CONSOLIDATED BALANCE SHEET at 30 September		2008	2007**	At 31
				March
				2008**
	Notes	£m	£m	£m
Non-current assets
Goodwill		4,357	3,787	3,904
Other intangible assets		314	272	271
Property, plant and equipment		26,321	23,059	24,331
Pension asset		1,055	617	846
Other non-current assets		128	190	164
Financial and other investments		304	249	251
Derivative financial assets		633	630	1,063

Total non-current assets		33,112	28,804	30,830

Current assets

Inventories and current intangible assets		860	672	438
Trade and other receivables		2,085	1,558	2,265
Financial and other investments		1,265	1,848	2,095
Derivative financial assets		291	220	463
Cash and cash equivalents		148	355	174

Total current assets		4,649	4,653	5,435

Assets of businesses held for sale		-	1,471	1,506

Total assets		37,761	34,928	37,771

Current liabilities
Borrowings		(2,412)	(3,046)	(3,882)
Derivative financial liabilities		(317)	(59)	(114)
Trade and other payables		(2,391)	(2,237)	(2,480)
Current tax liabilities		(642)	(188)	(295)
Provisions		(291)	(150)	(375)

Total current liabilities		(6,053)	(5,680)	(7,146)

Non-current liabilities
Borrowings		(19,092)	(16,038)	(17,121)
Derivative financial liabilities		(272)	(246)	(319)
Other non-current liabilities		(1,948)	(1,683)	(1,721)
Deferred tax liabilities		(2,883)	(2,975)	(3,259)
Pensions and other post-retirement benefit obligations		(1,664)	(1,537)	(1,746)
Provisions		(1,124)	(1,124)	(1,022)

Total non-current liabilities		(26,983)	(23,603)	(25,188)

Liabilities of businesses held for sale		-	(72)	(63)

Total liabilities		(33,036)	(29,355)	(32,397)

Net assets		4,725	5,573	5,374

Equity
Called up share capital		294	298	294
Share premium account		1,371	1,371	1,371
Retained earnings		8,171	9,156	8,943
Other equity reserves		(5,124)	(5,270)	(5,252)

Total parent company shareholders’ equity		4,712	5,555	5,356
Minority interests		13	18	18

Total equity	10	4,725	5,573	5,374

** Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)

National Grid
2008/09 Half Year Financial Information

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE	2008	2007	Year ended
for the six months ended 30 September			31 March
			2008**
	£m	£m	£m

Exchange adjustments	141	(73)	(25)
Actuarial net (losses)/gains	(113)	561	432
Deferred tax on actuarial net gains and losses	29	(182)	(98)
Net losses taken to equity in respect of cash flow hedges	(12)	(33)	(32)
Transferred to profit and loss on cash flow hedges	3	(4)	(7)
Deferred tax on cash flow hedges	3	8	2
Net (losses)/gains taken to equity on available-for-sale investments	(7)	2	6
Transferred to profit or loss on sale of available-for-sale investments	(2)	-	-
Deferred tax on available-for-sale investments	1	(1)	2

Net income recognised directly in equity	43	278	280
Profit for the period	425	2,398	3,193

Total recognised income and expense for the period	468	2,676	3,473

Attributable to:
- Equity shareholders of the parent	466	2,675	3,470
- Minority interests	2	1	3

	468	2,676	3,473

**	31 March 2008 comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)

National Grid
2008/09 Half Year Financial Information

CONSOLIDATED CASH FLOW STATEMENT	2008	2007*	Year ended
for the six months ended 30 September			31 March
			2008
	£m	£m	£m

Cash flows from operating activities
Total operating profit	943	1,187	2,964
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	136	(148)	(369)
Depreciation and amortisation	511	461	994
Share-based payment charge	10	9	18
Changes in working capital and provisions	(193)	(122)	(155)
Changes in pensions and other post-retirement benefit obligations	(547)	(195)	(333)
Cash flows relating to exceptional items	(39)	(66)	(132)
Cash flows relating to stranded cost recoveries	113	130	278

Cash flows generated from continuing operations	934	1,256	3,265
Cash flows relating to discontinued operations	1	11	10

Cash generated from operations	935	1,267	3,275
Tax paid – continuing operations	(223)	(136)	(110)
Tax paid – discontinued operations	(6)	-	-

Net cash flow generated from operating activities	706	1,131	3,165

Cash flows from investing activities
Acquisition of subsidiaries (net of cash acquired) and other investments	(34)	(3,513)	(3,528)
Sale of investments in subsidiaries and other investments	5	18	55
Purchases of intangible assets	(56)	(20)	(45)
Purchases of property, plant and equipment	(1,535)	(1,369)	(2,832)
Disposals of property, plant and equipment	18	13	26
Interest received	61	148	206
Net movements in financial investments	814	278	45

Cash flows used in continuing operations - investing activities	(727)	(4,445)	(6,073)
Cash flows relating to discontinued operations
- disposal proceeds	1,600	3,065	3,064
- other investing activities	(3)	(2)	(14)

Net cash flow generated from/(used in) investing activities	870	(1,382)	(3,023)

Cash flows from financing activities
Proceeds from issue of ordinary share capital and sale of treasury shares	8	13	23
Increase in borrowings and related derivatives	17	647	1,563
Interest paid	(468)	(397)	(900)
Dividends paid to shareholders	(531)	(480)	(780)
Repurchase of share capital and purchase of treasury shares	(623)	(796)	(1,498)

Net cash flow used in financing activities	(1,597)	(1,013)	(1,592)

Net decrease in cash and cash equivalents	(21)	(1,264)	(1,450)
Exchange movements	5	(7)	4
Cash included within assets of businesses held for sale	-	23	23
Net cash and cash equivalents at start of period (i)	164	1,587	1,587

Net cash and cash equivalents at end of period (i)	148	339	164

*	30 September 2007 comparatives have been adjusted to present items on a basis consistent with the current period classification (see note 1b)

i)	Net of bank overdrafts of £nil, (30 September 2007: £16m; 31 March 2008: £10m)

National Grid
2008/09 Half Year Financial Information

NOTES TO THE 2008/09 HALF YEAR FINANCIAL INFORMATION
1. Basis of preparation and new accounting standards, amendments and interpretations
a) Basis of preparation
The half year financial information covers the six month period ended 30 September 2008 and has been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union, in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure and Transparency Rules of the Financial Services Authority. It is unaudited but has been reviewed by the auditors and their report is attached to this document.
The following interpretations and amendment, issued by the International Financial Reporting Interpretations Committee (IFRIC) and the IASB respectively, are effective for the year ending 31 March 2009:
•	IFRIC 12 Service concession arrangements
•	IFRIC 14 Defined benefit assets and minimum funding requirements
•	Amendment to IAS 39 Financial Instruments: Recognition and measurement and IFRS 7 Financial Instruments: Disclosures: Reclassification of Financial Assets
These interpretations and amendment have not yet been adopted by the European Union and have therefore not been adopted by the Company. However our current accounting policies are already aligned with these interpretations. Therefore, irrespective of adoption, there is no impact on the financial results or position of the Company and its subsidiary undertakings or on the presentation of financial statements for the six months ended 30 September 2008 or for previous periods.
The half year financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. It should be read in conjunction with the statutory accounts for the year ended 31 March 2008, which were prepared in accordance with IFRS as adopted by the European Union and have been filed with the Registrar of Companies. The auditors’ report on these statutory accounts was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.
This half year financial information has been prepared on the basis of the accounting policies expected to be applicable for the year ending 31 March 2009 and are consistent with those that applied in the preparation of our accounts for the year ended 31 March 2008. Following a review of the useful economic lives of property, plant and equipment, the depreciation periods of certain assets within the category Gas plant – mains, services and regulating equipment have been amended. This has resulted in a decrease in the depreciation charge and a corresponding increase in operating profit for the six months ended 30 September 2008 of £19m.
b) Adjustment to business performance results for the six months ended 30 September 2007
Following a change in accounting policy during the year ended 31 March 2008, business performance now excludes stranded cost recoveries and the amortisation of acquisition-related intangibles and cash flows from stranded cost recoveries are reported separately in the cash flow statement. Stranded cost recoveries represent the recovery of historic generation-related costs in the US related to generation assets that are no longer owned. Such costs are being recovered from customers as permitted by regulatory agreements. Business performance results for the six months ended 30 September 2007 have been adjusted to reflect the exclusion of stranded cost recoveries of £190m (£114m net of tax), consistent with the current year classification. No such adjustment was made for the amortisation of acquisition-related intangibles as it was not material.
c) New accounting standards, amendments and interpretations
The following standards, amendments and interpretations have been issued by the IASB or by the IFRIC, but are not yet effective:
•	IFRS 8 Operating segments
•	Amendment to IAS 23 Borrowing costs
•	Amendments to IAS 1 Presentation of financial statements
•	IFRS 3R Business Combinations
•	IAS 27R Consolidated and separate financial statements
•	Amendment to IFRS 2 Share based payment: Vesting Conditions and Cancellations
•	Amendments to IAS 32 Financial instruments: Presentation and IAS 1 Presentation of Financial Statements Puttable Financial Instruments and Obligations Arising on Liquidation
•	Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements: Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
•	Improvements to IFRS
•	IFRIC 13 Customer loyalty programmes
•	IFRIC 15 Agreements for the construction of real estate
•	IFRIC 16 Hedges of a net investment in a foreign operation
•	Amendment to IAS 39 Financial Instruments: Recognition and measurement: Eligible Hedged Items
Date of approval
This announcement was approved by the Board of Directors on 19 November 2008.

National Grid
2008/09 Half Year Financial Information

2. Segmental analysis
The following segmental analysis is presented in accordance with the management responsibilities and economic characteristics, including consideration of risks and returns, of business activities. The Company assesses the performance of its businesses principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries. The primary reporting format is by business and the secondary reporting format is by geographical area. The following table describes the main activities for each business segment:

Transmission – UK	High voltage electricity transmission networks, the gas transmission network in the UK, UK liquefied natural gas (LNG) storage activities and the French electricity interconnector
Transmission – US	High voltage electricity transmission networks in New York and New England
Gas Distribution – UK	Four of the eight regional networks of Great Britain’s gas distribution system
Gas Distribution – US	Gas distribution in New York and New England
Electricity Distribution and Generation – US	Electricity distribution in New York and New England and electricity generation in New York

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including UK-based gas metering activities; UK property management; a UK LNG import terminal; other LNG operations; US unregulated transmission pipelines; US home services; US gas fields; together with corporate activities, including business development.
Discontinued operations for the six months ended 30 September 2008 comprise the Ravenswood generation station in New York City, and the engineering and communications operations in the US acquired as part of the KeySpan acquisition. The Ravenswood generation station was sold on 26 August 2008, KeySpan Communications was sold on 25 July 2008 and one of our KeySpan engineering companies was sold on 11 July 2008. For the comparative periods discontinued operations also included our wireless infrastructure and communication operations in the UK and similar operations in the US, as well as an electricity interconnector in Australia. These operations were sold on 3 April 2007, 15 August 2007, and 31 August 2007 respectively. The results for discontinued operations are disclosed in note 6.
In line with our management structure, the recovery of stranded costs from US electricity distribution customers as permitted by regulatory agreement is no longer presented as a separate segment but is reported within the Electricity Distribution & Generation – US segment. Comparatives for the six month period ended 30 September 2007 have been adjusted to conform with the current period classification. There is no change from the segments reported in the financial statements for the year ended 31 March 2008.
Sales between businesses are priced having regard to the regulatory and legal requirements to which the businesses are subject.
a)	Revenue

Six months ended 30 September	2008	2007*	Year ended
			31 March
			2008
	£m	£m	£m

Business segments – continuing operations
Transmission – UK	1,799	1,392	2,956
Transmission – US	176	153	299
Gas Distribution – UK	647	547	1,383
Gas Distribution – US	1,216	302	2,845
Electricity Distribution and Generation – US	2,011	1,641	3,508
Other activities	327	330	642
Sales between businesses	(104)	(105)	(210)

Revenue	6,072	4,260	11,423

Total excluding stranded cost recoveries	5,915	4,065	11,041
Stranded cost recoveries	157	195	382

	6,072	4,260	11,423

Geographical segments
UK	2,666	2,182	4,787
US	3,406	2,078	6,636

Revenue	6,072	4,260	11,423

* 30 September 2007 comparatives have been adjusted to present items on a basis consistent with the current period classification (see note 1b)

National Grid
2008/09 Half Year Financial Information

2. Segmental analysis (continued)
b)	Operating profit – before exceptional items, remeasurements and stranded cost recoveries

Six months ended 30 September	2008	2007*	Year ended
			31 March
			2008
	£m	£m	£m

Business segments – continuing operations
Transmission – UK	508	501	1,021
Transmission – US	83	73	128
Gas Distribution – UK	264	167	595
Gas Distribution – US	10	(1)	392
Electricity Distribution and Generation – US	129	196	330
Other activities	85	103	129

Operating profit before exceptional items, remeasurements and stranded cost recoveries	1,079	1,039	2,595

Geographical segments
UK	855	773	1,752
US	224	266	843

Operating profit before exceptional items remeasurements and stranded cost recoveries	1,079	1,039	2,595

* 30 September 2007 comparatives have been adjusted to present items on a basis consistent with the current period classification (see note 1b)
c)	Operating profit – after exceptional items, remeasurements and stranded cost recoveries

Six months ended 30 September	2008	2007	Year ended
			31 March
			2008
	£m	£m	£m

Business segments – continuing operations
Transmission – UK	503	499	1,013
Transmission – US	82	67	122
Gas Distribution – UK	251	166	574
Gas Distribution – US	(205)	(20)	487
Electricity Distribution and Generation – US	232	364	696
Other activities	80	111	72

Operating profit after exceptional items, remeasurements and stranded cost recoveries	943	1,187	2,964

Geographical segments
UK	843	779	1,667
US	100	408	1,297

Operating profit after exceptional items, remeasurements and stranded cost recoveries	943	1,187	2,964

d)	Seasonality
The Gas Distribution – US segment experiences significant seasonal fluctuations owing to weather conditions and peak delivery volumes occurring in the second half of the fiscal year. In the UK the pricing methodology for gas distribution has a higher capacity delivery component and a lower volume component and so is not subject to such significant seasonal fluctuations.

National Grid
2008/09 Half Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries
Exceptional items, remeasurements and stranded cost recoveries are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are material, either by their nature or their size, to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, material changes in environmental or decommissioning provisions, integration of acquired businesses and gains or losses on disposals of businesses or investments.
Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.
Stranded cost recoveries represent the recovery of historic generation related costs in the US related to generation assets that are no longer owned. Such costs can be recovered from customers as permitted by regulatory agreements.

Six months ended 30 September	2008	2007*	Year ended
			31 March
			2008
	£m	£m	£m
Exceptional items – restructuring costs (i)	(39)	(79)	(133)
Exceptional items – environmental related provisions (ii)	(9)	-	(92)
Exceptional items – gain on disposal of subsidiary (iii)	-	8	6
Exceptional items – other (iv)	(3)	-	(23)
Remeasurements – commodity contracts (v)	(239)	29	232
Stranded cost recoveries (vi)	154	190	379
Total exceptional items, remeasurements and stranded cost recoveries included within operating profit	(136)	148	369

Remeasurements – commodity contracts (v)	2	(6)	(9)
Remeasurements – net gains/(losses) on derivative financial instruments (vii)	140	18	(7)
Total exceptional items and remeasurements included within finance costs	142	12	(16)

Total exceptional items, remeasurements and stranded cost recoveries before taxation	6	160	353

Exceptional tax item – deferred tax credit arising from reduction in UK tax rate (viii)	-	169	170
Exceptional tax item – deferred tax charge arising from change in UK industrial building allowance regime (ix)	(40)	-	-
Tax on exceptional items – restructuring costs (i)	13	32	49
Tax on exceptional items – environmental related provisions (ii)	4	-	20
Tax on exceptional items – gain on disposal of subsidiary (iii)	-	(3)	(4)
Tax on exceptional items – other (iv)	1	-	5
Tax on remeasurements – commodity contracts (v)	94	(10)	(90)
Tax on remeasurements – derivative financial instruments (vii)	(42)	(17)	(28)
Tax on stranded cost recoveries (vi)	(61)	(76)	(150)

Tax on exceptional items, remeasurements and stranded cost recoveries	(31)	95	(28)

Total exceptional items, remeasurements and stranded cost recoveries after taxation	(25)	255	325

Total exceptional items after taxation	(73)	127	(2)
Total commodity contract remeasurements after taxation	(143)	13	133
Total derivative financial instrument remeasurements after taxation	98	1	(35)
Total stranded cost recoveries after taxation	93	114	229

Total exceptional items, remeasurements and stranded cost recoveries after taxation	(25)	255	325

* 30 September 2007 comparatives have been adjusted to present items on a basis consistent with the current period classification (see note 1b)

National Grid
2008/09 Half Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries (continued)
i)	Restructuring costs relate to planned cost reduction programmes in our UK and US businesses. For the six month period ended 30 September 2008, restructuring costs included pension related costs of £4m arising as a result of redundancies (six months ended 30 September 2007: £77m; year ended 31 March 2008: £83m).

ii)	For the six month period ended 30 September 2008 there was an additional environmental charge of £9m relating to legacy KeySpan sites. For the year ended 31 March 2008, the revision of cost estimates for environmental provisions resulted in a charge in the UK of £44m and a charge of £48m in the US. Costs incurred with respect to US environmental provisions are substantially recoverable from customers.

iii)	The gain on disposal of subsidiary relates to the sale of Advantica.

iv)	For the six month period ended 30 September 2008 the amortisation charge on acquisition-related intangibles amounted to £3m (six months ended 30 September 2007: £nil; year ended 31 March 2008: £4m). For the year ended 31 March 2008 there was a cost of £15m incurred relating to the potential disposal of National Grid’s property business which we subsequently decided not to proceed with. In addition, there was a £4m increase in nuclear decommissioning provisions.

v)	Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are fully recoverable from customers although the timing of recovery may differ from the pattern of costs incurred. These movements are comprised of those impacting operating profit which are based on the change in the commodity contract liability and those impacting finance costs as a result of the time value of money.

vi)	Stranded cost recoveries capture the recovery of some of our historic investments in generating plants that were divested as part of the restructuring and wholesale power deregulation process in New England and New York during the 1990’s. These recoveries are not considered to be part of our core business. Stranded cost recoveries on a pre-tax basis consist of revenue of £157m (six months ended 30 September 2007: £195m; year ended 31 March 2008: £382m) and operating costs of £3m (six months ended 30 September 2007: £5m; year ended 31 March 2008: £3m).

vii)	Remeasurements – net gains/(losses) on derivative financial instruments comprise gains/(losses) arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in equity or offset by adjustments to the carrying value of debt. At 31 March 2008 these remeasurements included a loss of £3m relating to pre-tax losses on investment related derivative financial instruments that offset on a post-tax basis. The tax charge in the year ended 31 March 2008 includes an £11m adjustment in respect of prior years.

viii)	The exceptional tax credit in the prior period arose from a reduction in the UK corporation tax rate from 30% to 28% included in the Finance Act 2007. This resulted in a reduction in deferred tax liabilities.

ix)	The exceptional tax charge in the period arose from a change in the UK industrial building allowance regime arising in the 2008 Finance Act. This resulted in an increase in deferred tax liabilities.
4. Finance income and costs

Six months ended 30 September	2008	2007	Year ended
			31 March
			2008**
	£m	£m	£m
Interest income on financial instruments	54	152	211
Expected return on pension and other post-retirement benefit plan assets (i)	586	511	1,064

Interest income and similar income	640	663	1,275

Interest expense on financial instruments	(621)	(510)	(1,118)
Interest on pension and other post-retirement benefit plan liabilities (i)	(588)	(473)	(1,001)
Unwinding of discounts on provisions	(26)	(12)	(45)
Less: interest capitalised	71	50	119

Interest expense	(1,164)	(945)	(2,045)

Net gains/(losses) on derivative financial instruments and commodity contracts	142	12	(16)

Interest expense and other finance costs	(1,022)	(933)	(2,061)

Net finance costs	(382)	(270)	(786)

Comprising:
Net finance costs excluding exceptional finance costs and remeasurements	(524)	(282)	(770)
Exceptional items and remeasurements (note 3)	142	12	(16)

	(382)	(270)	(786)

** 31 March 2008 comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)
i) The difference between actual and expected investment return on pension assets is reported as an actuarial gain or loss within the statement of recognised income and expense

National Grid
2008/09 Half Year Financial Information

5. Taxation
The tax charge for the period, excluding tax on exceptional items, remeasurements and stranded cost recoveries is £125m (six months ended 30 September 2007: £227m; year ended 31 March 2008: £579m). The effective tax rate of 22.4% (six months ended 30 September 2007: 30.0%) for the half year is based on the best estimate of the weighted average annual income tax rate by jurisdiction expected for the full year. The current period rate reflects a change in geographical weighting and seasonality of earnings due to the KeySpan acquisition. For the full year we expect the group effective tax rate to be approximately 28%. The actual effective tax rate for the year ended 31 March 2008 was 31.7%.
6. Discontinued operations
Discontinued operations are businesses that have been sold, or which are held for sale. Discontinued operations comprise the Ravenswood generation station in New York City, and the engineering and communications operations in the US acquired as part of the KeySpan acquisition. The Ravenswood generation station was sold on 26 August 2008, KeySpan Communications was sold on 25 July 2008 and one of our KeySpan engineering companies was sold on 11 July 2008. For the comparative periods discontinued operations also included our wireless infrastructure and communication operations in the UK and similar operations in the US, as well as an electricity interconnector in Australia (Basslink). These operations were sold on 3 April 2007, 15 August 2007, and 31 August 2007 respectively.
Results of discontinued operations

Six months ended 30 September	2008	2007	Year ended
			31 March
			2008
	£m	£m	£m
Revenue	78	84	201
Operating costs	(67)	(58)	(166)

Total operating profit from discontinued operations	11	26	35

Remeasurement finance income	-	8	8

Profit before tax from discontinued operations	11	34	43

Taxation	(5)	(5)	(7)

Profit after tax from discontinued operations	6	29	36

Gain on disposal of Ravenswood electricity generation station	16	-	-
Gain on disposal of Basslink	-	80	80
Gains on disposals of UK and US wireless infrastructure operations	-	1,507	1,506

Gain on disposal of discontinued operations before tax	16	1,587	1,586

Taxation	(5)	(3)	(4)

Gain on disposal of discontinued operations	11	1,584	1,582

Total profit for the period from discontinued operations
- Before exceptional items and remeasurements	6	21	28
- Exceptional items and remeasurements	11	1,592	1,590
	17	1,613	1,618

National Grid
2008/09 Half Year Financial Information

7. Earnings per share
a) Basic earnings per share

					Year	Year
					ended	ended
					31 March	31 March
Six months ended 30 September	2008	2008	2007*	2007*	2008**	2008**
		Earnings		Earnings		Earnings
	Earnings	per share	Earnings	per share	Earnings	per share
	£m	pence	£m	pence	£m	pence
Adjusted – continuing operations	431	17.4	528	19.8	1,247	47.8
Exceptional items after taxation	(73)	(2.9)	127	4.8	(2)	(0.1)
Commodity contract remeasurements after taxation	(143)	(5.8)	13	0.5	133	5.1
Derivative remeasurements after taxation	98	4.0	1	-	(35)	(1.3)
Stranded cost recoveries after taxation	93	3.7	114	4.3	229	8.8

Continuing operations	406	16.4	783	29.4	1,572	60.3

Adjusted – discontinued operations	6	0.2	21	0.8	28	1.1
Gains on disposal of operations after taxation	11	0.4	1,584	59.5	1,582	60.6
Derivative remeasurements after taxation	-	-	8	0.3	8	0.3

Discontinued operations	17	0.6	1,613	60.6	1,618	62.0

Basic	423	17.0	2,396	90.0	3,190	122.3

		millions		millions		millions

Weighted average number of shares – basic		2,481		2,663		2,609

b) Diluted earnings per share

					Year	Year
					ended	ended
					31 March	31 March
Six months ended 30 September	2008	2008	2007*	2007*	2008**	2008**
		Earnings		Earnings		Earnings
	Earnings	per share	Earnings	per share	Earnings	per share
	£m	pence	£m	pence	£m	pence
Adjusted diluted – continuing operations	431	17.3	528	19.7	1,247	47.5
Exceptional items after taxation	(73)	(2.9)	127	4.7	(2)	(0.1)
Commodity contract remeasurements after taxation	(143)	(5.7)	13	0.5	133	5.1
Derivative remeasurements after taxation	98	3.9	1	-	(35)	(1.3)
Stranded cost recoveries after taxation	93	3.7	114	4.3	229	8.7

Diluted – continuing operations	406	16.3	783	29.2	1,572	59.9

Adjusted diluted – discontinued operations	6	0.2	21	0.8	28	1.1
Gains on disposal of operations after taxation	11	0.4	1,584	59.1	1,582	60.3
Derivative remeasurements after taxation	-	-	8	0.3	8	0.3

Diluted – discontinued operations	17	0.6	1,613	60.2	1,618	61.7

Diluted	423	16.9	2,396	89.4	3,190	121.6

		millions		millions		millions

Weighted average number of shares – diluted		2,498		2,679		2,624

* 30 September 2007 comparatives have been adjusted to present items on a basis consistent with the current period classification (see note 1b)
** 31 March 2008 comparatives restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)

National Grid
2008/09 Half Year Financial Information

8. Dividends
The following table shows the dividends paid to equity shareholders:

					Year	Year
					ended	ended
					31 March	31 March
Six months ended 30 September	2008	2008	2007	2007	2008	2008
	pence	£m	pence	£m	pence	£m
	per		per		per
	ordinary		ordinary		ordinary
	share		share		share

Ordinary dividends
Final dividend for the year ended 31 March 2007	-	-	17.80	480	17.80	480
Interim dividend for the year ended 31 March 2008	-	-	-	-	11.70	300
Final dividend for the year ended 31 March 2008	21.30	531	-	-	-	-

	21.30	531	17.80	480	29.50	780

The Directors have approved an interim dividend of 12.64p per share that will absorb approximately £307m of shareholders’ equity to be paid in respect of the period ended 30 September 2008.
9. Acquisitions
On 24 August 2007 the acquisition of KeySpan Corporation was completed with 100% of the shares acquired for total cash consideration of £3.8bn including acquisition costs of £25m. The provisional amount of goodwill recorded on the acquisition was £2.3bn based on the provisional fair values that were presented in our financial statements for the year ended 31 March 2008. The fair value exercise has now been completed and the provisional fair values reported in our financial statements for the year ended 31 March 2008 have been updated and are reported in the table below. As a result of the fair value adjustments the final goodwill arising on the acquisition was £2.4bn.
The Ravenswood merchant electricity generation business in New York City was sold on 26 August 2008 for consideration of $2.9bn, KeySpan Communications was sold on 25 July 2008 for consideration of $35m, and one of our KeySpan engineering companies was sold on 11 July 2008. The assets and liabilities related to these businesses are included in the ‘Assets of businesses held for sale’ category in the table below and the results of these discontinued operations are reported in note 6.

		Changes
	Provisional fair values	to fair	Final fair
	(as previously reported)	values	values
	£m	£m	£m

Other intangible assets	135	(1)	134
Property, plant and equipment	3,282	(2)	3,280
Financial and other investments – non-current	129	-	129
Other non-current assets	271	(91)	180
Inventories and current intangibles	505	(17)	488
Trade and other receivables	477	(4)	473
Financial and other investments – current	33	-	33
Cash and cash equivalents	260	-	260
Assets of businesses held for sale	1,487	(2)	1,485
Borrowings – current	(545)	-	(545)
Trade and other payables	(654)	(35)	(689)
Current tax liabilities	(95)	(1)	(96)
Borrowings – non-current	(1,934)	-	(1,934)
Other non-current liabilities	(169)	-	(169)
Deferred tax liabilities	(591)	148	(443)
Pensions and other post-retirement benefit obligations	(440)	-	(440)
Provisions	(643)	(61)	(704)
Liabilities of businesses held for sale	(73)	-	(73)
Minority interest	(8)	-	(8)

Net assets acquired	1,427	(66)	1,361

Goodwill arising on acquisition	2,335	66	2,401

Total consideration	3,762	-	3,762

National Grid
2008/09 Half Year Financial Information

9. Acquisitions (continued)
As required under IFRS 3 ‘Business Combinations’ the comparative amounts presented within the half year financial information have been restated for the finalisation of the fair values.
The significant changes made to the comparative balance sheets represent the movements between the provisional fair values in the consolidated balance sheets at 30 September 2007 and at 31 March 2008 and final fair values, together with any associated reclassification adjustments. In addition the consolidated income statement for the year ended 31 March 2008 has been adjusted to reflect an increase in interest expense of £10m and a decrease in taxation of £4m resulting from the finalisation of the fair values. The impact on the consolidated income statement for the six months ended 30 September 2007 was insignificant and these comparatives have not been restated.
10. Reconciliation of movements in total equity

			Year ended
			31 March
Six months ended 30 September	2008	2007	2008**
	£m	£m	£m

Opening total equity	5,374	4,136	4,136

Changes in total equity for the period
Total recognised income and expense	468	2,676	3,473
Equity dividends	(531)	(480)	(780)
Issue of ordinary share capital	-	13	13
B shares converted to ordinary shares	-	27	27
Repurchase of share capital and purchase of treasury shares (i)	(599)	(808)	(1,522)
Other movements in minority interests	(7)	6	4
Share-based payment	10	9	18
Issue of treasury shares	8	-	10
Tax on share-based payment	2	(6)	(5)

Closing total equity	4,725	5,573	5,374

** 31 March 2008 comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)
(i) From 1 April to 30 September 2008, the Company repurchased 85.5 million ordinary shares for an aggregate consideration of £597m (30 September 2007: £808m; 31 March 2008: £1,516m) including transaction costs of £3m. The shares repurchased have a nominal value of 11 17/43 pence each and represented 3% of the ordinary shares in issue as at 30 September 2008. Further purchases of shares relating to employee share schemes were made for aggregate consideration of £2m (30 September 2007: £nil; 31 March 2008: £6m).
Included within total equity is a deduction of £1,159m for treasury shares (30 September 2007: £102m; 31 March 2008: £570m).

National Grid
2008/09 Half Year Financial Information

11. Reconciliation of net cash flow to movement in net debt

			Year ended
			31 March
Six months ended 30 September	2008	2007**	2008
	£m	£m	£m

Decrease in cash and cash equivalents	(21)	(1,264)	(1,450)
Decrease in financial investments	(814)	(278)	(45)
Increase in borrowings and related derivatives (i)	(17)	(647)	(1,563)
Net interest paid	407	249	694

Increase in net debt resulting from cash flows	(445)	(1,940)	(2,364)
Changes in fair value of financial assets and liabilities and exchange movements	(1,103)	209	(133)
Net interest charge	(567)	(358)	(901)
Borrowings and financial investments of subsidiary undertaking acquired	-	(2,446)	(2,446)
Amounts related to businesses held for sale	-	17	17
Other non-cash movements	-	(30)	(26)

Movement in net debt (net of related derivative financial instruments) in the period	(2,115)	(4,548)	(5,853)
Net debt at start of period	(17,641)	(11,788)	(11,788)

Net debt (net of related derivative financial instruments) at end of period	(19,756)	(16,336)	(17,641)

i) The increase in borrowings and related derivatives for the six months ended 30 September 2008 comprises proceeds from loans received of £2.1bn less payments to repay loans of £1.6bn and movement in short-term borrowings of £0.5bn
** 30 September 2007 comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)
12. Net debt

			31 March
At 30 September	2008	2007**	2008
	£m	£m	£m

Cash and cash equivalents	148	355	174
Bank overdrafts	-	(16)	(10)

Net cash and cash equivalents	148	339	164
Financial investments	1,265	1,848	2,095
Borrowings (excluding bank overdrafts)	(21,504)	(19,068)	(20,993)

	(20,091)	(16,881)	(18,734)

Net debt related derivative financial assets	924	850	1,526
Net debt related derivative financial liabilities	(589)	(305)	(433)

Net debt (net of related derivative financial instruments)	(19,756)	(16,336)	(17,641)

** 30 September 2007 comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)

National Grid
2008/09 Half Year Financial Information

13. Commitments and contingencies

			31 March
At 30 September	2008	2007	2008
	£m	£m	£m

Future capital expenditure contracted for but not provided	1,138	1,160	1,097
Commitments under non-cancellable operating leases	818	758	737
Energy purchase commitments (i)	6,672	5,296	5,136
Guarantees (ii)	603	583	925
Other commitments and contingencies (iii)	246	114	164

i)	Commodity contracts that do not meet the normal purchase, sale or usage criteria and hence are accounted for as derivative contracts are recorded at fair value and incorporated in trade and other payables and other non-current liabilities. At 30 September 2008 these amounted to £64m (30 September 2007: £94m; 31 March 2008: £124m).

ii)	Details of the guarantees entered into by the Company or its subsidiary undertakings at 30 September 2008 are shown below:
a)	a letter of support of obligations under a shareholders’ agreement relating to the interconnector project between Britain and the Netherlands amounting to approximately £226m. This expires in 2010;

b)	a guarantee amounting to approximately £104m of half of the obligations of the interconnector project between Britain and the Netherlands. This expires in 2010;

c)	guarantees of certain obligations in respect of the UK Grain LNG Import Terminal amounting to £86m. These run for varying lengths of time, expiring between 2019 and 2028;

d)	guarantees of the liabilities of a metering subsidiary under meter operating contracts amounting to £53m. These are ongoing;

e)	an uncapped guarantee, for which the maximum liability is estimated at £40m, to The Crown Estates in support of the transfer of the interconnector between France and England to National Grid Interconnectors Limited as part of the Licence to Assign Lease. This is ongoing;

f)	letters of credit in support of gas balancing obligations amounting to £25m, lasting for less than one year;

g)	guarantees of £18m relating to certain property obligations. The bulk of these expire by December 2025;

h)	collateral of £15m to secure syndicate insurance obligations which are evergreen;

i)	guarantees in respect of a former associate amounting to £14m, the bulk of which relates to its obligations to supply telecommunications services. These are open-ended; and

j)	other guarantees amounting to £22m arising in the normal course of business and entered into on normal commercial terms. These guarantees run for varying lengths of time.
iii)	Includes commitments largely relating to gas purchasing and property remediation of £195m (30 September 2007: £83m; 31 March 2008: £134m).
For a portion of our customers in New England the Company has entered into fixed price electricity requirement contracts with various counterparties. The contracts do not contain a determinable notional value as they are dependant on future customer demand. The contracts range in term from 3 to 15 months with monthly prices per megawatt-hour ranging from $62 to $144.80. These do not represent onerous contracts as actual prices incurred are recovered from our customers.
On 25 February 2008 the Gas and Electricity Markets Authority (GEMA) imposed a £41.6m fine on National Grid for infringement of the Competition Act 1998 in relation to a number of metering contracts entered into with gas suppliers in 2004. We believe that the contracts do not infringe competition law, they were entered into voluntarily by gas suppliers and Ofgem was consulted throughout the process of contract development and negotiation. Therefore, we have lodged an appeal with the Competition Appeal Tribunal. GEMA has suspended the fine pending the outcome of the appeal and no provision has been made in the accounts. We remain convinced that National Grid has not breached the Competition Act 1998 and that our position will be upheld and the fine reversed on appeal.
In October 2008 our internal controls identified that operational data for an activity in our UK Gas Distribution business was misreported as at 31 March 2008, and this is the subject of ongoing investigation. Based on this investigation we do not believe this has resulted in misstatement of the Group’s results. The matter has been reported to our regulators.
14. Exchange rates
The consolidated results are affected by the exchange rates used to translate the results of its US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

30 September			31 March
	2008	2007	2008

Closing rate applied at period end	1.78	2.05	1.98
Average rate applied for the period	1.92	2.02	2.01

15. Related party transactions
There were no significant changes in the nature and size of related party transactions for the period to those disclosed in the financial statements for the year ended 31 March 2008.

National Grid
2008/09 Half Year Financial Information

16. Principal risks and uncertainties
The principal risks and uncertainties which could affect National Grid for the remaining six months of the financial year are disclosed in the Annual Report and Accounts 2007/08 (‘Annual Report’). A list of the significant risks are provided on page 17 of the Annual Report, which are then disclosed in more detail on pages 95 to 97, and pages 160 to 166. Our overall risk management process is designed to identify, manage, and mitigate our business risks, including financial risks. Our assessment of the principal risks and uncertainties and our risk management processes have not changed since the year end except as noted below.
The period to 30 September 2008 has seen significant volatility in commodity prices, turbulence in financial markets, and a continuing shortage in available credit. As a result of these external market factors, National Grid is encountering an increase in commodity price risk, credit risk and liquidity risk compared with that experienced during the previous financial year. Our risk management approach to these specific risks is set out on pages 76 to 78, and pages 160 to 166 of the Annual Report and Accounts 2007/08.
Changes in inflation have the potential to affect the Group’s future revenues and costs, in particular those elements specified in our regulatory contracts.
Recent decreases in commodity prices have resulted in significant mark-to-market losses on certain forward gas/electricity contracts. Our regulatory agreements in the US, enable recovery of our commodity costs, as prices charged to customers reflect the actual price paid. Therefore, our exposure on commodity volatility is limited to timing issues and the associated financing needs.
Recent turmoil within the banking sector has potentially increased the risk of loss associated with a financial counterparty’s inability to discharge their obligations. We continue to monitor the credit limits set with counterparties, use master netting agreements in many cases and, where possible, net settle payments to manage credit risk. We are proactively reducing credit limits assigned to certain counterparties where we believe their risk is higher than their current credit rating might indicate.
The decrease in the availability of debt finance through the money markets, bank markets and the debt capital markets has made it increasingly challenging and more expensive to raise finance for our operations. To counter this, we are accessing more sources of funding than in previous years, including the bank markets.
We continue to determine our liquidity requirements by the use of both short and long term cash flow forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding adequacy for at least a 12 month period. This analysis is being updated more frequently under current conditions than would be the case under normal market conditions so as to provide the best information possible on liquidity. Based on this analysis National Grid’s current facilities are sufficient to meet its current projected funding requirements for the next 12 months.
We continue to actively manage all of the above risks in accordance with our financial risk management processes and believe that these adequately mitigate the identified risks.

National Grid
2008/09 Half Year Financial Information

Statement of Directors’ Responsibilities
The half year report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
The Directors’ confirm that the financial information has been prepared in accordance with IAS 34 as adopted by the European Union, and that the half year report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.
The Directors of National Grid plc are listed in the National Grid plc Annual Report for the year ended 31 March 2008, with the exception of Philip Aiken who was appointed to the board on 15th May 2008.
By order of the Board

Steve Holliday	Steve Lucas
19 November 2008	19 November 2008

Chief Executive Officer	Chief Financial Officer

National Grid
2008/09 Half Year Financial Information

Independent review report to National Grid plc
Introduction
We have been engaged by the Company to review the financial information in the half year report for the six months ended 30 September 2008, which comprises the consolidated income statement, balance sheet, statement of recognised income and expense, cash flow statement and related notes (together the ‘condensed set of financial statements’). We have read the other information contained in the half year report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Directors’ responsibilities
The half year report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
As disclosed in note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and IFRSs as adopted by the European Union. The condensed set of financial statements included in this half year report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half year report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the financial information in the half year report for the six months ended 30 September 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
London
19 November 2008